 Exhibit 99.1

Mountain Province Diamonds Announces Start of Ramp Up to Commercial Production at Gahcho Kué Diamond Mine

•	24.65 and 12.10 gem quality diamonds recovered during commissioning
•	First diamond sale prior to end 2016
•	On track for commercial production during Q1 2017

Shares Issued and Outstanding: 159,778,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Aug. 3, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that commissioning of the Gahcho Kué diamond plant has been completed ahead of schedule and the ramp up to commercial production has commenced. Gahcho Kué remains on track to achieve commercial production on schedule during the first quarter of 2017.

First ore at the Gahcho Kué mine was exposed on March 23, 2016, and under the commissioning phase first ore was introduced to the plant on June 20, 2016, with first commissioning diamonds recovered on June 30, 2016.

Mountain Province President and CEO, Patrick Evans, commented: "Successful plant commissioning and the start of ramp up to production at the world's largest new diamond mine is a major achievement for the Gahcho Kué joint venture and a tribute to the operating partner De Beers Canada."

Mountain Province is also pleased to report the recovery of the two gem quality "special" (+10.8 carat) diamonds during the ramp up commissioning phase. A 12.10 carat diamond was recovered during plant commissioning on July 29, 2016, and a 24.65 carat diamond was recovered on August 1, 2016. Photographs of the diamonds can be viewed on the Company's website at www.mountainprovince.com.

The first split of ramp up diamond production between Mountain Province and De Beers is scheduled for mid-September and the Company's first diamond sale is expected to take place before the end of 2016.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation.  Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives.  Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 03-AUG-16